CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF TRUST

OF

BRANDES INVESTMENT TRUST

Pursuant to Title 12, Section 3810(b) of the Delaware Statutory Trust Act, the undersigned Trust executed the following Certificate of Amendment:

1.                Name of Statutory Trust: Brandes Investment Trust (the “Trust”).

2.                The Certificate of Amendment to the Certificate of Trust is hereby amended to add Article EIGHTEENTH as follows:

          EIGHTEENTH: On May 14, 2020, the Trust’s Board of Trustees approved the liquidation of the following fund series to terminate on or about June 30, 2020:

Brandes Global Equity Income Fund

3.                This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate on the 1st day of July 2020.

By:
Jeffrey A. Busby, Trustee